

September 21, 2010

Alejandro San Miguel, Esq.
General Counsel and Corporate Secretary
GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, New York 10022

> **Re: GLG Partners, Inc.**
> **Schedule TO/13E-3**
> **Filed on September 13, 2010**
> **File No. 005-82299**

Dear Mr. San Miguel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO/13E-3

1.   To the extent that you continue to use a single schedule for the issuer tender offer and the third party tender offer, please also check the third party tender offer box on the cover page and utilize the EDGAR header tag TO-T in addition to checking the issuer tender offer box on the cover page and using the EDGAR header tag TO-I.

2.   We note your disclosure on page 2 that the Schedule TO/13E-3 has been filed by Man Group plc pursuant to Rule 13e-4 and Rule 13e-3. While Exchange Act Rule 13e-4 pertains to issuer tender offers as defined in Rule 13e-4(a)(2), Man Group plc is neither the issuer nor an affiliate within the meaning of the rule. See Note 34 to Exchange Act Release No. 14234 (December 8, 1977) (explaining that the Commission has only extended the exemption from Section 14(d) provided by Section 14(d)(8)(b) to tender offers by 100% owned affiliates of an issuer). Please revise to refer to Rule 14d-1 instead of Rule 13e-4 when referencing the source of legal authority responsible for Man Group plc's Schedule TO filing.

3.   We understand that the special committee concluded the warrants had no economic value due to their contractual terms. We note, however, that Goldman Sachs provided presentations to various parties on multiple occasions. Advise us, with a view toward revised disclosure, what consideration you have given to identifying the presentations made by Goldman Sachs as reports, opinions or appraisals within the meaning of Item 1015 of Regulation M-A, in the context of the offer to acquire the warrants. See generally SEC No-Action Letter re: Charles L. Ephraim (September 30, 1987). To the extent the special committee did not rely upon guidance given by Goldman Sachs or any other financial advisor in reaching its determination that the warrants had no economic value, please revise the disclosure to state that the special committee independently made this finding, and clarify whether this conclusion regarding value also pertains to the value of the warrants prior to consummation of the merger.

Exhibit 99(A)(1)(A): Offer to Purchase

The Offer, page 49

Conditions of the Offer, page 54

4.   The first sentence of the last paragraph of this section states that each offer condition may be asserted and waived "at any time and from time to time in [y]our discretion until the Offer shall have expired or been terminated." To the extent that you retain the phrase "or been terminated," please revise to clarify that you are referring to termination prior to expiration of the offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior Special

Counsel, at (202) 551-3266. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: <u>Via Facsimile (646) 710-5122</u>
        J. Allen Miller, Esq.
        Sey-Hyo Lee, Esq.
        Chadbourne & Parke LLP